                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 -----------

                               SCHEDULE 14D-1/A

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934

                               AMENDMENT NO. 3
                     (FINAL AMENDMENT AND SCHEDULE 13D)

                                 -----------

                           ML MEDIA PARTNERS, L.P.
                          (NAME OF SUBJECT COMPANY)
                             SMITHTOWN BAY, LLC
                     A DELAWARE LIMITED LIABILITY COMPANY

                        GLOBAL CAPITAL MANAGEMENT, INC.,
                            A DELAWARE CORPORATION
                                   (BIDDER)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   55307J102

                     (CUSIP Number of Class of Securities)



                               Thomas A. Schmidt
                        601 Carlson Parkway - Suite 200
                          Minnetonka, Minnesota  55305
                                 (612) 476-7200
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                 -----------

                          CALCULATION OF FILING FEE

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
      TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
          $8,550,000                                       $1,710.00
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*    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION
     ASSUMES THE PURCHASE OF 9,000 UNITS OF LIMITED PARTNERSHIP INTERESTS
     ("UNITS") AT $950 PER UNIT NET IN CASH. THE AMOUNT OF THE FILING FEE,
     CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE
     ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS
     ASSUMED TO BE PURCHASED.

[ ]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
     AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY
     PAID.  IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR
     THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE   FILING PARTY:   NOT APPLICABLE
     FORM OF REGISTRATION NO.:  NOT APPLICABLE   DATE FILED:     NOT APPLICABLE

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                                 PAGE 1 OF 5
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-------------------                                           -----------------
CUSIP NO. 55307J102              14D-1/A and 13D              Page 2 of 5 Pages
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
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
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Smithtown Bay, LLC
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) []
                                                                         (b) []
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3.  SEC Use Only
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4.  Sources of Funds (See Instructions)

    WC
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                      []
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6.  Citizenship or Place of Organization

    State of Delaware
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7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    11,943
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8.  Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)
                                                                             []
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9.  Percent of Class Represented by Amount in Row (7)

    Approximately 6.4%
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10. Type of Reporting Persons (See Instructions)

    OO
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

-------------------                                           -----------------
CUSIP NO. 55307J102              14D-1/A and 13D              Page 3 of 5 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
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
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Global Capital Management, Inc.
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) []
                                                                         (b) []
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3.  SEC Use Only
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4.  Sources of Funds (See Instructions)

    WC
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                             []
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of Delaware
-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    11,943
-------------------------------------------------------------------------------
8.  Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)
                                                                             []
-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    Approximately 6.4%
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10. Type of Reporting Persons (See Instructions)

    CO
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

              AMENDMENT NO. 3 (FINAL AMENDMENT) TO SCHEDULE 14D-1
                               AND SCHEDULE 13D

     This Amendment No. 3 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 as amended and supplemented by Amendment No. 1 and Amendment No. 2, thereto, filed by Smithtown Bay, LLC, a Delaware Limited Liability Company (the "Purchaser") and Global Capital Management, Inc., a Delaware Corporation, with the Securities and Exchange Commission on November 27, 1998, as amended and supplemented by Amendment No. 1 on December 1, 1998, and as amended and supplemented by Amendment No. 2 thereto on December 16, 1998, relating to the Tender Offer by the Purchaser to purchase up to 9,000 units of limited partnership interests, ("Units") of ML Media Partners, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 27, 1998, as amended and supplemented by Amendment No. 1 on December 1, 1998, and as amended and supplemented by Amendment No. 2 thereto on December 16, 1998, and the related Agreement of Transfer and Sale to include the information set forth below. This Amendment No. 3 shall also constitute the initial statement on Schedule 13D as permitted by paragraph F of the General Instructions to Schedule 14D-1. Terms not otherwise set forth below shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4(a) is amended and supplemented as follows:

     "The total amount of funds required by Purchaser to purchase the 2,582 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $2,452,900. The Purchaser obtained such funds, including amounts necessary to pay its fees and expenses, from its working capital."

     ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 6(a) and (b) are amended and supplemented as follows:

     "The Offer expired 12:00 midnight, Eastern Time on December 31, 1998. Pursuant to the Offer, as of such time and date, the Purchaser accepted 2,582 Units, approximately 1.4% of the issued and outstanding Units. Purchaser now owns 11,943 Units, approximately 6.4% of the issued and outstanding Units."

                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January  21, 1999   SMITHTOWN BAY, LLC

                              By:  Global Capital Management, Inc.,
                                   a Delaware corporation,
                                   its Manager


                                   By:   /s/ Michael J. Frey
                                         --------------------------------------
                                         Michael J. Frey, Vice President


                              GLOBAL CAPITAL MANAGEMENT, INC.,
                              a Delaware corporation


                              By:   /s/ Michael J. Frey
                                    -------------------------------------------
                                    Michael J. Frey, Vice President